Clearsign Combustion Corporation
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                                     Golenbock Eiseman Assor Bell & Peskoe LLP

                                             711 Third Avenue, 17th Floor
                                              New York, New York 10017
                                                   (212) 212 907 7300



December 6, 2018

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Daniel F. Duschovny, Esq.

       Re:     Clearsign Combustion Corporation
               Preliminary Proxy Statement filed Anthony DiGiandomenico Filed on November 9, 2018
               File No. 001 35521


Dear Mr. Duschovny:

        Reference is made to the letter of the Office of Mergers and Acquisitions (the "Staff") of the Securities and Exchange
Commission (the "Commission"), dated November 19, 2018. This letter sets forth below the comments of that letter to the Preliminary Proxy Statement filed by Anthony DiGiandomenico relating to Clearsign Combustion Corporation (the "Company") filed on November 9, 2018, followed by the responses of Mr. DiGiandomenico.

Preliminary Proxy Statement

1. Please provide us your analysis of whether MDB Capital Group LLC and Richard Deutsch are participants in your solicitation. See Instruction 3 to Item 4 of Schedule 14A for guidance.

       Response

       Neither MDB Capital Group LLC ("MDB") nor Richard Deutsch are participants in the solicitation by Mr. DiGiandomenico.
       Mr. DiGiandomenico is paying for all costs associated with the solicitation for demands to call a meeting.
 Clearsign Combustion Corporation
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     Mr. DiGiandomenico does not control or otherwise influence the beneficial interest that MDB has over any shares of
     Company that it may hold. Whether or not MDB will participate in the request of a special meeting is entirely determined by Mr. Christopher Marlett. The issues Mr. DiGiandomenico raises about the Company are entirely of his concern.

     Mr. Richard Deutsch is employed at National Securities Corporation. Mr. Deutsch is not a participant in the solicitation by
     Mr. DiGiandomenico. Although Mr. Deutsch is an advocate for change at the Company and Mr. Deutsch and Mr.
     DiGiandomenico have discussed issues at the Company, there are substantive differences in their respective objectives, and they are not working together in respect of the calling of a special meeting. Mr. DiGiandomenico has requested that
     Mr. Deutsch not copy or otherwise contact him about his particular concerns for the Company.

     Mr. DiGiandomenico forwarded me a couple of emails from Mr. Deutsch, and they appear to focus on the fact that certain outstanding warrants issued by the Company are due to expire. It appears that Mr. Deutsch wants the Company to extent the exercise date, which has nothing to do with the objective of Mr. DiGiandomenico to change the directors and senior management person of the Company. Mr. Deutsch also believes that the Company has "...violated disclosure and good governance regulation." Again, these issues are not the subject of Mr. DiGiandomenico's objective to change the directors and senior management person of the Company.

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that "...the company has been underperforming and is not taking advantage of its resources and opportunities under the current Board and management."

     Response

     Mr. DiGiandomenico has directed that these types of statements be deleted from the solicitation materials. The statement of his objective is largely self evident, and such statements are not necessary.

3. Please clarify on page 2 the meaning of "ineffective pursuit of business opportunities."

     Response

     This statement has been deleted from the solicitation materials.

4. Revise your disclosure to generally address whether the replacement of all or a majority of the current directors would have a negative effect on the company. For example, describe whether any members of management would be entitled to receive compensation under any change of control agreement or similar provision in an employment agreement and whether any company obligation would be accelerated.
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     Response

     Mr. DiGiandomenico does not have access to the specific agreements of the members of management, other than that of Mr. Pirnat, which is filed as an exhibit to the Form 10 K for the fiscal year ended December 2018. Therefore, any such disclosure would be largely speculative on his part. However, Mr. DiGiandomenico has included such a caution in his solicitation materials by referencing the Company disclosure, with the caution that this is Company disclosure that he is including but that is not verified by him. Mr. DiGiandomenico does point out that Mr. Pirnat has resigned as an officer, so some of the provisions of his agreement would not be affected by a change of control.

     Mr. DiGiandomenico does include discussion about the voting agreement between the Company and clirSPV LLC, the agreement being a publicly filed agreement.

5. With respect to the first full paragraph on page 3, please revise your disclosure to explain whether you are entitled to revise the proposals for an eventual special meeting under Washington law. We may have further comment.

     Response

     Upon a review of Washington State corporate law, I have not located any restriction on the person who orchestrates a shareholder request for special meeting from adjusting the specific words or provisions of the shareholder demand. The law focuses on the actual proposals of the special meeting notice and the subsequent meeting not being changed.
     However, that special meeting is the second step in the process of the special meeting demand and the calling of the meeting.

6. Refer to the fifth full paragraph on page 3. With a view towards revised disclosure, tell us how you are "sure that the
     Company will try to say that [you] will not have the full percentage of votes to call a meeting if [you deliver] less than 25%
     but more than 10%." You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a 9.

     Response

     As the Company has disclosed in its filing of November 19, 2018, that a special meeting request only requires 10% of the shareholders on the record date as necessary to make the demand, Mr. DiGiandomenico has removed the paragraph referred to above. There has only been retained the actual facts of the law and the Company constituent documents.
 Clearsign Combustion Corporation
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7. Please tell us the Washington state law that provides for consents to be delivered within seventy (70) days of the record date.

       Response

       Upon a review of Washing State corporate law, the above referenced number of days has been removed from the solicitation materials.

 Past Contacts, page 5

8. Please provide us supplemental support regarding Mr. Tokman's business accomplishments (first full paragraph of page
       6) and regarding the email Mr. Bell sent to Mr. DiGiandomenico on October 4, 2018 (second full paragraph of page 6).

       Response

       Attached is the resume of Mr. Tokman, as prepared by Mr. Tokman.

       Attached is the email from Mr. Bell.

 Written Request Procedures, page 8

9. Please tell us the authority upon which you based your disclosure that the proxies may use their proxy authority to apply for a court order that the special meeting be held.

       Response

       This request of authority has been removed from the solicitation materials.

 Certain Information Regarding the Sollicitation Participant, page 10

10. We note your disclosure in the last paragraph on page 10. With a view toward revised disclosure, please tell us whether the company paid compensation in excess of $120,000 to MDB Capital Group, since the beginning of the registrant's last fiscal year, and whether MDB Capital Group is an associate of Mr. DiGiandomenico

       Response
       The amount of payments by the Company to MDB has been included in the solicitation materials for the period January
       1, 2017, to date.

       MDB is an associate of Mr. DiGiandomenico by reason of his ownership position of MDB, which is greater than 10%.
 Clearsign Combustion Corporation
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 Schedule II, page 14

11.    Please update this disclosure.

       Response
       Mr. DiGiandomenico has taken the information most recently filed by the Company with the SEC in its solicitation material on November 19, 2018.

 Form of Proxy Card

12. Given that the solicitation relates solely to the calling of a special meeting, tell us why you have included the five proposals you may present at an eventual special meeting in the proxy card.

       Response
       The proxy card has been revised to eliminate the specific resolutions that are intended to be proposed at the special meeting, other than a general reference to removal and election of persons of the board of directors.

       Mr. DiGiandomenico acknowledges that he is responsible for the adequacy and accuracy of the disclosure in the filing.

        Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (212) 907 7349 or email the undersigned at ahudders@golenbock.com. Thank you for your attention to this matter.


               Sincerely,

               /S/ Andrew D. Hudders

               Andrew D. Hudders,
cc:    Mr. Anthony DiGiandomenico
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